Exhibit 99.1

ICON Reports Second Quarter 2016 Results

Highlights

  Record net business wins of $502 million, a net book to bill of 1.22.
  Backlog of business grows 8.6% year on year to surpass $4 billion for the first time.
  Net revenue increases 5.7% to $411 million in the quarter.
  Income from operations increases 14.5% to $78 million, before non-recurring charges.
  Earnings per share increases 20% to $1.14, before non-recurring charges.
  Announces share repurchase programme of up to c$400 million.
  Earnings guidance for 2016 re-affirmed in the range of $4.60 - $4.80 and revenue guidance revised to be in the range of $1,665 - $1,680 million.

DUBLIN--(BUSINESS WIRE)--July 26, 2016--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2016.

Gross business wins in the second quarter were a record $622 million and cancellations in the quarter were $120 million, resulting in record net business wins of $502 million, a net book to bill of 1.22.

In the second quarter net revenue grew 5.7% year on year to $410.6 million from $388.7 million in the same quarter last year.

Income from operations, before non-recurring charges in the quarter, increased by 14.5% to $78.0 million or 19.0% of revenue, compared to $68.1 million or 17.5% for the same quarter last year.

Net income before non-recurring charges in the quarter increased by 10.4% to $64.7 million or $1.14 per share on a diluted basis, compared with $58.6 million or $0.95 per share for the same quarter last year.

Revenue in the first half of 2016 increased by 4.4% to $811.2 million from $776.9 million in 2015.

Income from operations in the first half of 2016, before non-recurring charges, increased by 14.3% to $154.0 million or 19.0% of revenue compared with $134.8 million or 17.4% of revenue in the previous year.

Net income in the first half of 2016, before non-recurring charges, increased by 11.5% to $127.6 million compared with $114.5 million last year. Year to date earnings increased by 22% to $2.26 per share on a diluted basis compared to $1.85 per diluted share last year.

Guidance for the full year 2016 has been updated with earnings reaffirmed in the range of $4.60 - $4.80 and revenue revised to a range of $1,665 - $1,680 million.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 46 days at June 30, 2016, compared with 47 days at the end of March 31, 2016 and 45 days at the end of June 2015.

Cash generated from operating activities for the quarter was $17.9 million. Capital expenditure for the quarter was $12.2 million. As a result, at June 30, 2016, the company had net debt of $97 million, compared to net debt of $100 million at March 31, 2016 and net cash of $132 million at end of June 2015.

At the company’s recent AGM we received shareholder approval to repurchase shares. We will implement a share repurchase programme of up to c$400m to be completed over the next 18-24 months.

During the quarter the company recorded a charge of $4.1 million in relation to restructuring costs. US GAAP income from operations after these items amounted to $73.9 million or 18% of revenue. US GAAP net income for the quarter was $61.0 million or $1.08 per diluted share.

CEO Ciaran Murray commented “Through a consistent focus on our strategic plan we achieved a record level of net business awards of $502 million and grew our backlog by almost 9% over last year. We delivered record revenue of $411 million and grew earnings per share by 20% to $1.14. We are reaffirming our 2016 earnings guidance to be in the range of $4.60 to $4.80 and revising our revenue guidance to be in the range of $1,665 - $1,680 million.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its second quarter conference call today, July 26, 2016 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 89 locations in 37 countries and has approximately 12,300 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc Consolidated Income Statements (Unaudited) (Before restructuring costs) Three and Six Months ended June 30, 2016 and June 30, 2015 (Dollars, in thousands, except share and per share data)
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
Revenue:
Gross revenue	$589,647	$524,098	$1,132,230	$1,027,464
Reimbursable expenses	(179,017)	(135,441)	(321,078)	(250,576)

Net revenue	410,630	388,657	811,152	776,888

Costs and expenses:
Direct costs	237,984	224,961	466,587	453,039
Selling, general and administrative expense	80,168	81,321	160,957	160,875
Depreciation and amortization	14,457	14,244	29,577	28,169

Total costs and expenses	332,609	320,526	657,121	642,083

Income from operations	78,021	68,131	154,031	134,805

Net interest expense	(2,839)	(10)	(5,720)	(13)

Income before provision for income taxes	75,182	68,121	148,311	134,792

Provision for income taxes	(10,525)	(9,537)	(20,690)	(20,338)

Net income	$64,657	$58,584	$127,621	$114,454

Net income per Ordinary Share:

Basic	$1.17	$0.97	$2.31	$1.90

Diluted	$1.14	$0.95	$2.26	$1.85

Weighted average number of Ordinary Shares outstanding:

Basic	55,318,923	60,244,982	55,164,971	60,263,021

Diluted	56,580,799	61,801,687	56,427,516	61,849,326

Consolidated Income Statements (Unaudited) (US GAAP including restructuring costs) Three and Six Months ended June 30, 2016 and June 30, 2015 (Dollars, in thousands, except share and per share data)
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
Revenue:
Gross revenue	$589,647	$524,098	$1,132,230	$1,027,464
Reimbursable expenses	(179,017)	(135,441)	(321,078)	(250,576)

Net revenue	410,630	388,657	811,152	776,888

Costs and expenses:
Direct costs	237,984	224,961	466,587	453,039
Selling, general and administrative expense	80,168	81,321	160,957	160,875
Depreciation and amortization	14,457	14,244	29,577	28,169
Restructuring costs	4,094	-	4,094	-

Total costs and expenses	336,703	320,526	661,215	642,083

Income from operations	73,927	68,131	149,937	134,805

Net interest expense	(2,839)	(10)	(5,720)	(13)

Income before provision for income taxes	71,088	68,121	144,217	134,792
Provision for income taxes	(10,014)	(9,537)	(20,179)	(20,338)

Net income	$61,074	$58,584	$124,038	$114,454

Net income per Ordinary Share:

Basic	$1.10	$0.97	$2.25	$1.90

Diluted	$1.08	$0.95	$2.20	$1.85

Weighted average number of Ordinary Shares outstanding:

Basic	55,318,923	60,244,982	55,164,971	60,263,021

Diluted	56,580,799	61,801,687	56,427,516	61,849,326

ICON plc Summary Balance Sheet Data June 30, 2016 and March, 2016 (Dollars, in thousands)
	June 30,	March 31,
	2016	2016
	(Unaudited)	(Unaudited)

Cash and short-term investments	250,951	247,857
Debt	(348,322)	(348,278)
Net (debt)/cash	(97,371)	(100,421)

Accounts receivable	366,903	362,322
Unbilled revenue	190,025	238,645
Payments on account	(257,714)	(318,061)
Total	299,214	282,906

Working Capital	452,073	372,775

Total Assets	1,750,240	1,796,135

Shareholder's Equity	909,969	843,685

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes
EVP Investor Relations and Corporate Development
+ 353 –1-291-2000
http://www.iconplc.com